FORM 12b-25
                       NOTIFICATION OF LATE FILING

             Form 10-Q For The Period Ended October 31, 1998
Part I - Registrant Information

     Finet Holdings Corporation
     505 Sansome Street, #1420
     San Francisco, CA.  94111

Part II - Rules 12b-25 (b) and (c)

     (a) The reasons for the delay in filing as described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) As the fifth calendar day following the prescribed date falls on a Sunday, the subject quarterly report on Form 10-QSB will be filed on or before Monday December 21, 1998;

     (c) The primary reason the subject report cannot be filed in a timely manner is the time required by the Registrant to complete the preparation and review of the consolidated financial statements upon which to base its report.

Part III - Narrative

A series of events have combined to cause a delay in Registrant's preparation and review of consolidated financial statements upon which to base and file its Form 10-QSB for the second fiscal quarter ended October 31, 1998. These events include:

     1. The Registrant acquired Mical Mortgage, Inc. ("Mical") of San Diego, CA on May 19, 1998, early in its first fiscal quarter. Mical was known to have been having financial and operating difficulties. Upon assuming operational control of Mical, the magnitude of such difficulties was determined to be materially greater than anticipated and to require additional internal review to assure an appropriate basis for corrective action and reporting thereon.

     2. Certain of these reviews and related corrective accounting and reporting actions were only recently completed. An amended Form-10QSB/A for the Registrant's first fiscal quarter ended July 31, 1998 was filed on December 4, 1998 and an amended Form-8K/A providing Mical pro forma data and audited financial statements was filed on December 7, 1998.

     3. Completion of these amendments was required before a Form 10-QSB for the subsequent fiscal quarter ended October 31, 1998 could be prepared. These activities consumed much of the time normally allocated to current period financial statement and report preparation.

     For the reasons noted above, delays in closing and reviewing the Registrant's accounting books has prevented completion of the quarterly report in the time allowed.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

          Mr. Jan Hoeffel     (415) 263-5420

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                             [ X  ] Yes   [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ X ] Yes *  [   ] No

     * The changes in results of operations from the corresponding period of the prior fiscal year, which have yet to be determined, result primarily from the fact that three acquisitions were completed during the intervening time period. The quantitative differences will be reflected in the Form 10-QSB when filed.
-------------------------------------------------------------------------
                   ----------------------------------
                       FINET HOLDINGS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 1998     By:    /s/ Mark L. Korell
                                                     --------------------
-------------
                         Mark L. Korell, Chairman and CEO